Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia

Postal Address: PO Box 393 Hamilton, Qld 4007, Australia

Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au

SUPPL

28 January 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

03003695

SEC MAIL PROCESSING RECEIVED FEB - 6 2003 WASH. D.C. 181 SECTION

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: 82-34648

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 28 January 2003, for your reference pursuant to Section 12g3-2(b) file number 82-34648.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

dlw 2/10

SAM'S SEAFOOD

PRESS RELEASE

28 January, 2003

Sam's Seafood upgrades NPAT by 30 percent

Sam's Seafood Holdings Limited on Tuesday upgraded its NPAT to $3 million, up 30 percent from $2.3 million, after the company moved to spin out its Noosaville premises to a property syndicate.

Chairman Grahame Denovan said the company's wholly owned subsidiary Sam's Seafood Properties Ltd would dispose of the recently refurbished Noosaville property for $2 million to Prophet Property Trust.

He said the transaction to be finalised on February 15, would contribute about $1 million net profit before tax to the group.

"We have crystallised a $1 million profit on this asset and those funds are earmarked for further growth and expansion of the group," he said.

Mr Denovan said the company's Noosaville operation which includes wholesale and retail arms, would leaseback the property from Prophet Property Trust for the next 10 years.

"The property at Noosaville was acquired only seven months ago and this structure allows us to take advantage of the current prices without disrupting our trading business," he said.

Mr Denovan said the new structure would allow Sam's to spin out its other properties and to diversify its revenue streams.

"This is a high growth company and we are currently looking at vending in our other properties into similar structures to strengthen our balance sheet and provide flexible funding arrangement for further acquisitions," he said.

"The plan has always been to build a company with diverse revenue sources and setting up a property arm of the group has always been a part of that strategy."

He said the company's Gladstone premises would also be rolled into the Prophet Property Trust early next financial year, and Sam's Seafood shareholders would be given priority to subscribe to units in the Trust.

"When we undertook due diligence of our acquisitions we were looking for companies that were a good fit for our existing businesses, but we also looked at the location of the business and potential capital gain on the property," he said.

"The Gladstone property is in a great position and we are currently securing some top quality long term tenants, including Government tenants, giving us an attractive yield of around ten percent.

"There was strong demand for the Noosaville property trust with expressions of interest from investors of $5 million, which was in excess of the $2 million required, and this bodes well for the future."

Mr Denovan said Sam's Seafood would continue its expansive growth model throughout 2003 with a number of acquisitions on the drawing board.

Sam's Seafood now expects to book $3 million net profit after tax on revenue of $57 million for fiscal 2003 with the additional monies from the Noosaville property.

Prophet Property Trust is a wholly owned subsidiary of Brisbane-based boutique securities dealer Prophet Wealth Management.

<ENDS>

For further information:
Grahame Denovan
Chairman
0418 212 474

Released through
Starlink Media Pty Ltd
Diana Taylor
07 3876 4433
0408 639 130

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

28 January 2003

The Australian Stock Exchange Limited
Company Announcement Office

ANNOUNCEMENT TO THE MARKET

ADDITIONAL PROFIT FROM PROPERTY DISPOSAL

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to advise that, Sam's Seafood Properties Ltd, a wholly owned subsidiary of the Company, has entered into an agreement to dispose of its newly refurbished premises at 124 Eumundi Road, Noosaville, Queensland to a property trust – Prophet Property Trust.

The selling price for the land and building is $2,000,000, attached with a 10 years lease contract to Sam's Seafood Sunshine Coast Pty Ltd with an annual gross rental commitment of $200,000 from year 1 and increase it by 4% per annum from year 2 to year 10. The Company will guarantee the rent to the property trust during the lease terms. The selling process is expected to be completed by the 15th of February 2003.

Sam's Seafood Properties Limited will contribute approximately $1,000,000 profit before tax to the Group during the current financial year as a result of this transaction.

The Board of directors will continue to review and assess Sam's Seafood Group's existing and future properties portfolio and endeavour to take all necessary measures to:

1) maximise returns to our shareholders;
2) increase earnings to the Group; and
3) generate additional working capitals to support and sustain the Group's aggressive growth plan.

In addition to the property transaction at 124 Eumundi Road, Noosaville, the Board is planning to dispose of the properties located in Gladstone, Queensland during the next financial year, to a property trust registered with a Managed Investment Scheme. Sam's Seafood shareholders will be given priority to subscribe for the units in the trust. The properties portfolio in Gladstone will comprise of Government tenants and a number of national retailers which will deliver attractive returns and secure income to the unit holders.

PROFIT UPGRADE

As a result of this property transaction, the Board of Directors has increased its net profit after tax forecast from $2.3 million to $3 million for the current financial year.

Ken Situ
Company Secretary